Exhibit 99.26(d)(47)

Policyholder Contribution Certificate Supplement

Securian Life Insurance Company

400 Robert Street North • St. Paul, Minnesota 55101-2098

General Information

This supplement is issued in consideration of your application, and timely payment of the required premium.  This supplement is subject to every term, condition, exclusion, limitation, and provision of the group policy unless otherwise expressly provided for herein.  You may examine the group policy at the principal office of the policyholder during regular working hours.

What does this policyholder contribution supplement provide?

This supplement allows a policyholder to pay for a portion or all of the monthly charges under the policy without affecting your account value under the policy which may accumulate due to net premiums paid by you.

Premiums

How will premiums be allocated?

The portion of the net premium paid by the policyholder which is to cover the charges designated by the policyholder will be paid through the guaranteed account.  The remaining portion of the premium will be allocated to the guaranteed account and/or to the sub-accounts of the separate account, according to the allocation elected in your application for coverage, or as subsequently changed by you.

How will charges be assessed against the account value?

The charges which are to be paid by the policyholder will be deducted from the guaranteed account value on the same day the policyholder paid premium designated to cover those charges is received.  Any remaining charges to be assessed against the account value will be deducted on the certificate date and on each succeeding certificate monthly anniversary according to the terms set forth in the group policy.

Termination

This supplement will terminate on the earlier of:

(1)         the date the policyholder requests termination of this supplement; and

(2)         the date the group policy terminates.

[/s/ Gary R. Christensen	/s/ Robert L. Senkler
Secretary	President]

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